Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 06:40 PM 02/13/2012 FILED 06:40 PM 02/13/2012 SRV 120162661 - 4792685 FILE

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
MOVING BOX INC.

Moving Box Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

FIRST:    The name of the Corporation is Moving Box Inc.

SECOND:    This Certificate of Amendment (this "Certificate of Amendment") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on February 25, 2010 (the "Certificate of Incorporation").

THIRD:    Article 1 of the Certificate of Incorporation is hereby deleted and replaced in its entirety with the following:

"ARTICLE I

The Name of this Corporation shall be Smoothie Holdings Inc."

FOURTH:    Article IV of the Certificate of Incorporation is hereby deleted and replaced in its entirety with the following:

"ARTICLE IV

The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 100,000,000 shares, consisting of 95,000,000 shares of Common Stock, par value $0.000001 per share (the "Common Stock"), and 5,000,000 shares of Preferred Stock, par value $0.000001 per share (the "Preferred Stock").

The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions and to set forth in a certification of designations filed pursuant to the Delaware General Corporation Law the powers, designations, preferences and relative, participation, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions that dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof; or any of the foregoing.

stock (and including each fractional share held by any stockholder and each fractional interest held by the Corporation or its agent pending disposition on behalf of those entitled thereto), immediately prior to the time this amendment becomes effective shall be and hereby is automatically reclassified and changed (without any further act) into four (4) fully-paid and nonassessable shares of Common Stock (or. with respect to such fractional shares and interests, such lesser number of shares and fractional shares or interests as may he applicable based upon such I to 4 ratio), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation. provided that no fractional shares shall be issued."

FIFTH:   This amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

SIXTH:    This Certificate of Amendment shall he effective as of 6:01 p.m. EST on the date written below.

IN WITNESS WHEREOF, the Corporation has caused this Certificate. of Amendment to be signed by its officer thereunto duly authorized this 13th day of February. 2012.

MOVING BOX INC.

By:	/s/ Arnold Timer
Name: Arnold Timer
Title: Chief Financial Officer and Secretary